UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

DATE OF REPORT

(DATE OF EARLIEST EVENT REPORTED)

June 14, 2026

Fox Corporation

(EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

Delaware	001-38776	83-1825597
(STATE OR OTHER JURISDICTION OF INCORPORATION)	(COMMISSION FILE NO.)	(IRS EMPLOYER IDENTIFICATION NO.)

1211 Avenue of the Americas, New York, New York 10036

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES, INCLUDING ZIP CODE)

(212) 852-7000

(REGISTRANT’S TELEPHONE NUMBER, INCLUDING AREA CODE)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbols	Name of Each Exchange on Which Registered
Class A Common Stock, par value $0.01 per share	FOXA	The Nasdaq Global Select Market
Class B Common Stock, par value $0.01 per share	FOX	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On June 15, 2026, Fox Corporation (“FOX” or the “Company”) and Roku, Inc. (“Roku”) issued a joint press release announcing their entry into a definitive agreement that provides for FOX’s acquisition of Roku.

FOX and Roku will host a joint investor conference call at 8:00 AM Eastern Time on June 15, 2026 to discuss the transaction. A live webcast and related presentation materials will be available on the Company’s investor relations website.

The Company is furnishing to its stockholders the joint press release and the related presentation materials, which are attached as Exhibits 99.1 and 99.2, respectively, to this Current Report on Form 8-K and are incorporated herein by reference.

The information in this report shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between FOX and Roku, FOX will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of FOX and Roku and that will also constitute a prospectus of FOX. FOX and Roku may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which FOX or Roku may file with the SEC. INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by FOX and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on FOX’s website at https://investor.foxcorporation.com/ or on Roku’s website at https://www.roku.com/investor.

Participants in the Solicitation

FOX, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FOX’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in FOX’s Annual Report on Form 10-K for the year ended June 30, 2025, under the heading “Directors, Executive Officers and Corporate Governance”, and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Roku’s Annual Report on Form 10-K for the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statement filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when filed.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Fox Corporation (“FOX”) and Roku, Inc. (“Roku”). In this context, forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on FOX’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from FOX’s and Roku’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FOX or stockholders of Roku may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by FOX and Roku, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of FOX and Roku, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or industry-specific conditions affecting the businesses and industries in which FOX and Roku operate; (13) actions by third parties, including government agencies; (14) risks that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distributors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in FOX’s and Roku’s reports filed with the Securities and Exchange Commission (the “SEC”), including FOX’s and Roku’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither FOX nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit Number	Description

99.1	Joint Press Release issued by Fox Corporation and Roku, Inc., dated June 15, 2026

99.2	Investor Presentation, dated June 15, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FOX CORPORATION

By:	/s/ Adam G. Ciongoli
Name:	Adam G. Ciongoli
Title:	Chief Legal and Policy Officer

June 15, 2026

Exhibit 99.1

FOX CORPORATION TO ACQUIRE ROKU, INC.

Combination Creates a Scaled Media and Technology Platform with Superior Reach, Engagement and Monetization Capability

Unites FOX’s Premium Live Content with Roku’s Leading Streaming Platform Reaching Over 100 Million Households

Combined Company to Have One of the Largest Streaming Businesses in the U.S., Including Tubi and The Roku Channel

FOX’s Shareholder Capital Return Program to Continue Uninterrupted While Maintaining its Current Investment Grade Rating

New York, NY and San Jose, CA – June 15, 2026 – Fox Corporation (Nasdaq: FOXA, FOX) (“FOX” or the “Company”) and Roku, Inc. (Nasdaq: ROKU) (“Roku”) today announced they have entered into a definitive agreement under which FOX will acquire Roku for $160.00 per share in a combination of cash and FOX Class A common stock, valuing Roku at approximately $22 billion in enterprise value.

The transaction combines FOX’s leading sports, news and entertainment content and the Tubi service, with Roku’s leading connected TV platform, The Roku Channel, first-party data and direct relationship with more than 100 million global streaming households. Together, FOX and Roku will create a scaled next-generation media and technology company positioned at the intersection of two of the most important forces reshaping video consumption: the enduring primacy of live sports and news, and the continued rise of streaming.

FOX and Roku are committed to continuing to operate Roku as an open, partner-friendly platform and to the continued ubiquitous distribution of FOX content. On a pro forma basis, the combined company will become the third-largest player in U.S. television by share of viewing, with an attractive mix of FOX’s sports, news, and entertainment content, alongside streaming services Tubi and The Roku Channel. That distribution and engagement scale spans every major viewing environment – broadcast, cable, local and streaming – creating broad and diversified reach that benefits viewers, partners and advertisers.

Lachlan K. Murdoch, Executive Chair and Chief Executive Officer of Fox Corporation, said:

“This is a defining moment for FOX, and a natural extension of the deliberate and focused strategy we have been executing for nearly a decade. In 2019, we reoriented the company around live news and sports. In 2020, we acquired Tubi and under our stewardship it has become one of the most successful businesses in streaming. Today, we take the next step: bringing together the most valuable live content portfolio in video consumption with the preeminent streaming platform through which America watches it. This combination will transform the scope of our company into high-growth verticals and yield a step change in our overall growth profile. And we are executing this acquisition from a position of financial strength – maintaining our investment grade balance sheet while providing our shareholders with an uninterrupted return of capital program in the form of share buybacks and dividends. Roku pioneered streaming TV and scaled it into a leading CTV platform. Together, we intend to lead its next chapter.”

Anthony Wood, Founder, Chairman and Chief Executive Officer of Roku, said:

“Over the past two decades, we’ve built Roku into the leading TV streaming platform, reaching more than 100 million households globally and reshaping how people discover and enjoy entertainment. I’m incredibly proud of what our team has built, and the combination with FOX is an extraordinary opportunity to accelerate our vision, scale faster and innovate more aggressively for viewers, partners and advertisers. That’s why our Board of Directors unanimously determined after concluding its strategic review process that this transaction offers a significant premium to Roku shareholders while also providing them with the opportunity to participate in the compelling future upside of the combined company. I couldn’t be more excited about what we’ll accomplish together.”

Key Strategic Benefits of the Combination Include:

•

Increases scale and reach: The transaction pairs the leader in live news and sports with the leading connected TV platform. Roku’s platform has leading scale in the attractive, high growth connected TV vertical, reaching over 100 million global streaming households, including more than half of all U.S. broadband households. FOX is #1 in live news and sports, with a portfolio including the NFL, MLB, NASCAR, Big Ten, FIFA World Cup, FOX News and FOX Business that represents some of the most valuable appointment-viewing content in television. Together, FOX and Roku will encompass premium live content, broad distribution and significant audience reach across linear and streaming.

•

Expands position in high growth verticals: The acquisition of Roku positions FOX across the full video ecosystem and provides a wider entry into the high growth segment of connected TV, particularly advertising and streaming subscriptions.

•

Creates a more powerful streaming platform: Brings together FOX’s premium content and advertising capabilities with Roku’s consumer interface, home screen, platform technology and direct viewer relationships to enhance content discovery, deepen engagement and create a more compelling streaming experience for consumers and content partners.

•

Enhances long-term growth profile: Advances FOX’s business mix toward high growth streaming and connected TV verticals and maintains a balanced mix across advertising and distribution businesses, while strengthening the combined company’s long-term growth and financial profile and maintaining FOX’s disciplined capital allocation approach.

Transaction Details

FOX is acquiring Roku in a cash-and-stock transaction valued at $160.00 per ROKU share. FOX will pay $96.00 in cash and 0.9693 shares of FOX Class A common stock for each Roku Class A and Class B share outstanding immediately prior to the effective time of the merger. The stock consideration represents $64.00 per ROKU share based on a reference price of $66.03 per share, the 10-day volume-weighted average price of FOX Class A common stock as of June 10, 2026.

Upon closing, existing FOX shareholders are expected to own approximately 73% of the combined company and Roku shareholders approximately 27%. The transaction has been unanimously approved by the Boards of Directors of both companies. The transaction is expected to strengthen FOX’s long-term growth profile, accelerate its digital strategy, be accretive to free cash flow per share by the second full year after closing, and achieve approximately $400 million of run-rate cost synergies with additional revenue upside.

FOX expects to fund the cash portion of the transaction consideration with a combination of new debt and cash on hand. FOX has obtained $12.0 billion of fully committed bridge financing from Morgan Stanley Senior Funding, Inc. At closing, the company expects pro forma net leverage to be approximately 2.8x, inclusive of 50% credit for run-rate cost synergies. Additional detail on financing terms will be included in the companies’ required filings with the Securities and Exchange Commission.

Roku Founder, Chairman and Chief Executive Officer Anthony Wood will have an ongoing role at the combined company and will join the FOX Board of Directors following the close of the transaction.

The transaction is subject to customary closing conditions, including approvals by FOX and Roku shareholders, receipt of U.S. and certain non-U.S. regulatory approvals and other customary conditions. In connection with execution of the acquisition agreement, Anthony Wood and certain associated trusts and related entities that together hold at least a majority of the voting power of the Roku stock entered into a voting and support agreement agreeing to vote in favor of the transaction. LGC Holdco LLC also entered into a voting and support agreement with respect to the issuance of FOX shares in the transaction. The transaction is expected to close in the first half of calendar year 2027.

In connection with the transaction, the companies expect to file a registration statement on Form S-4 containing a joint proxy statement/prospectus with the Securities and Exchange Commission.

Investor Conference Call and Presentation

FOX and Roku will host a joint investor conference call today at 8:00 AM Eastern Time to discuss the transaction. A live webcast and related presentation materials will be available on FOX’s investor relations website at investor.foxcorporation.com and Roku’s investor relations website at www.roku.com/investor. An archived replay and the presentation will be available following the call.

About Fox Corporation

Fox Corporation produces and distributes compelling news, sports and entertainment content through its primary iconic domestic brands, including FOX News Media, FOX Sports, Tubi Media Group, FOX Entertainment and FOX Television Stations. These brands hold cultural significance with consumers and commercial importance for distributors and advertisers. The breadth and depth of FOX’s footprint allow the Company to deliver content that engages and informs audiences, develop deeper consumer relationships and create more compelling product offerings. For more information about Fox Corporation, please visit www.foxcorporation.com.

About Roku, Inc.

Roku pioneered streaming on TV. Today, it is the #1 TV streaming platform in the U.S., Canada, and Mexico by hours streamed (Hypothesis Group, Dec. 2025). Roku connects viewers to the content they love, enables content publishers to build and monetize large audiences through advertising and subscriptions, and provides advertisers with unique capabilities to reach and engage consumers. Roku streaming players and Roku-made TVs are available at major retailers, and licensed Roku TV™ models are sold by leading TV brands in more than 15 countries around the world. Roku also owns and operates The Roku Channel, the home of premium and free entertainment; Howdy, a low-cost subscription service; and Frndly TV, a live TV streaming service. Roku is headquartered in San Jose, Calif., U.S.A.

Advisors

Allen & Company LLC is serving as lead financial advisor to Fox Corporation. Morgan Stanley & Co. LLC is also serving as a financial advisor to FOX and Morgan Stanley Senior Funding, Inc. is providing a committed $12 billion bridge financing facility. Goldman Sachs & Co. LLC is also serving as a financial advisor to FOX. Weil, Gotshal & Manges LLP is serving as legal counsel to FOX.

Qatalyst Partners is serving as exclusive financial advisor to Roku, and Goodwin Procter LLP is serving as legal counsel to Roku.

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between FOX and Roku, FOX will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of FOX and Roku and that will also constitute a prospectus of FOX. FOX and Roku may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which FOX or Roku may file with the SEC. INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by FOX and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on FOX’s website at https://investor.foxcorporation.com/ or on Roku’s website at https://www.roku.com/investor.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Notes on Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Fox Corporation (“FOX”) and Roku, Inc. (“Roku”). In this context, forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed transaction, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on FOX’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from FOX’s and Roku’s current expectations. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of FOX or stockholders of Roku may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by FOX and Roku, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of FOX and Roku, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or industry-specific conditions affecting the businesses and industries in which FOX and Roku operate; (13) actions by third parties, including government agencies; (14) risks that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cannot be obtained on the anticipated timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distributors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in FOX’s and Roku’s reports filed with the Securities and Exchange Commission (the “SEC”), including FOX’s and Roku’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. Neither FOX nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or developments, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Participants in the Solicitation

FOX, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding FOX’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in FOX’s Annual Report on Form 10-K for the year ended June 30, 2025, under the heading “Directors, Executive Officers and Corporate Governance”, and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Roku’s Annual Report on Form 10-K for the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statement filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when filed.

Contacts

FOX Investor Relations:

Gabrielle Brown | 212-852-7720 | gabrielle.brown@fox.com

Charlie Costanzo | 212-852-7908 | charlie.costanzo@fox.com

FOX Media Relations:

Brian Nick | 310-369-3545 | brian.nick@fox.com

Lauren Townsend | 310-369-2729 | lauren.townsend@fox.com

FGS Global for FOX | FOXCorp@fgsglobal.com

Roku Investor Relations:

Conrad Grodd | cgrodd@roku.com

Roku Media Relations:

Kelli Raftery | kraftery@roku.com

Jed Repko / Joseph Sala / Allison Sobel | Joele Frank, Wilkinson Brimmer Katcher | 212-355-4449

No title right No title left of this line of this line Exhibit 99.2 No logo above this line June 15, 2026 No logo No logo below this line below this line No title left of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Disclaimer below this line below this line Cautionary Notes on Forward - Looking Statements This communication includes “forward - looking statements” within the meaning of federal securities laws, including Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as ame nded (the “Exchange Act”) by the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed transaction between Fox Corpora tion (“Fox”) and Roku, Inc. (“Roku”). In this context, forward - looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “strategy,” “plan,” “may,” “could,” “sh ould,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or simil ar terminology generally intended to identify forward - Place content Place content looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expe cted timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expe cted benefits of the proposed below this line below this line transaction, including future financial and operating results and strategic benefits, the tax consequences of the proposed tr ans action, and the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward - looking statements. These forward - looking statements are based on Fox’s and Roku’s current expectations and are subject to risks and uncertainties, which may cause actual results to differ materially from Fox’s and Roku’s current expectations. Should one or more of these r isk s or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or ant ici pated by such forward - looking statements. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estima tes or expectations include, among others, (1) that one or more closing conditions to the proposed transaction, including certain regulatory approvals, may not be 040 satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to gr ant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the 111 required approval by the stockholders of Fox or stockholders of Roku may not be obtained; (2) the risk that the proposed tran sac tion may not be completed on the terms or in the time frame expected by Fox and Roku, or at all; (3) unexpected costs, charge s o r expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of t he proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of d ela y in completing the proposed 163 transaction or integrating the businesses of Fox and Roku, on the expected timeframe or at all; (6) the ability of the combin ed company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost sy ner gies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation , s ettlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and li ability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic, competitive, technological and/or in dus try- specific conditions affecting the 108 businesses and industries in which Fox and Roku operate; (13) actions by third parties, including government agencies; (14) r isk s that any debt financing anticipated in connection with the proposed transaction is not obtained or that such financing cann ot be obtained on the anticipated 60 timing or terms or unexpected costs or expenses in connection therewith; (15) risks related to the disruption of management t ime from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the pro posed transaction on the 151 relationship of any of the parties to the transaction with their employees, customers, advertisers, content partners, distrib utors, device partners, suppliers or other counterparties; and (16) other risk factors detailed from time to time in Fox’s and R oku ’s reports filed with the Securities and Exchange Commission (the “SEC”), including Fox’s and Roku’s annual reports on Form 10 - K, quarterly reports on Form 10 - Q, cur rent reports on Form 8 - K and other documents filed with the SEC, including documents that will be filed with the SEC in connecti on with the proposed transaction. The foregoing list of important factors is not exclusive. 189 Any forward - looking statements speak only as of the date of this communication. Neither Fox nor Roku undertakes, and each party expressly disclaims, any obligation to update any forward - looking statements, whether as a result of new information or developm ents, future events or 35 otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward - looking statemen ts. 47 Non- GAAP Financial Measures This presentation also refers to certain non - GAAP measures, such as adjusted EBITDA and free cash flow. These non - GAAP measure s should be considered in addition to, not as a substitute for, net income, cash flow and other measures of financial perform anc e reported in accordance 8 with GAAP. The presentation of these non - GAAP measures may not be comparable to similarly titled measures reported by other comp anies. 47 86 Important Information About the Transaction and Where to Find It In connection with the proposed transaction between Fox and Roku, Fox will file with the SEC a registration statement on Form S - 4 that will include a joint proxy statement of Fox and Roku and that will also constitute a prospectus of Fox. Fox and Roku may also file other documents with 242 the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or reg ist ration statement or any other document which Fox or Roku may file with the SEC. INVESTORS AND SECURITY HOLDERS OF FOX AND ROKU A RE URGED TO 99 READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR 27 ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investor s and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by Fox and Roku through the web site maintained by the SEC at www.sec.gov. These documents, once available, also will be made available free of charge on Fox’s website at https://investor.foxcorporation. com / or on Roku’s website at https://www.roku.com/investor. 253 Participants in the Solicitation 214 30 Fox, Roku and their respective directors and executive officers may be deemed to be participants in the solicitation of proxi es in respect of the proposed transaction. Information regarding Fox’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Fox’s Annual Report on Form 10- K for the year ended June 30, 2025, under the heading “Dir ectors, Executive Officers and Corporate Governance”, and its proxy statement filed on September 25, 2025, under the headings “Proposal No.1: Election of Directors” and “Executive Officers of Fox Corporation,” which are filed with the SEC. Information regarding Roku’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Rok u’s Annual Report on Form 10- K for the year ended December 31, 2025, under the heading “Directors, Executive Officers and Corporate Governance” and its proxy statem ent filed on April 24, 2026, under the heading “Board of Directors and Corporate Governance” and “Executive Officer Biographies,” which are filed with the SEC. A more complete description will be available in the registration statement on Form S - 4 and the joint proxy statement/prospectus when filed. Source and Source and Footnotes Guideline Footnotes Guideline No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or th e s olicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of secur ities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdict ion. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securiti es Act of 1933, as amended. No logo No logo 2 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Transaction Overview below this line below this line 1 • FOX to acquire ROKU in a cash - and- stock transaction valuing ROKU at $160 per share Place content Place content below this line below this line • Consideration comprised of 60% cash and 40% stock 040 111 163• Implies total equity value of $25B and enterprise value of $22B 108 60 • Combined company to be owned ~73% by FOX shareholders and ~27% by ROKU shareholders 151 189 2 35 • Net leverage at close expected to be 2.8x LTM EBITDA 47 8 47• Maintains strong balance sheet and investment grade ratings 86 242 • Expected run - rate cost synergies of $400M with additional revenue upside 99 27 253 • Anthony Wood to have an ongoing role and be appointed to FOX’s board at closing 214 30 • Transaction unanimously approved by board of directors of FOX and ROKU and expected to close in 1H CY2027 Source and Source and Footnotes Guideline Footnotes Guideline Sources: Public Filings, FOX Management Notes: th 1. Based on $96 per share in cash, exchange ratio of 0.9693 FOX Class A shares for each share of ROKU stock, and 10D VWAP of $66 .03 for FOX Class A shares as of June 10 , 2026 No logo No logo 3 2. Reflects LTM EBITDA post - SBC with 50% synergy credit at close; Net leverage is 2.9x excluding synergies below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title The Forces Shaping Media below this line below this line Place content Place content Primacy of Live Sports and News Programming The Rise of Streaming below this line below this line Streaming % of Total U.S. TV Viewership 040 111 163 108 60 48% 151 189 35 ~98% of Top 47 U.S. Telecasts Are 8 47 Live News and Sports 25% 86 242 99 27 253 214 30 Source and Source and 2020 Today Footnotes Guideline Footnotes Guideline Sources: Sports Business Journal, Nielsen “The Gauge” as of March 2026 (Reflects Total Day, Persons 2+) No logo No logo 4 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title FOX + Roku | Premium Media and Technology Platform below this line below this line Place content Place content #1 in Sports + News and Leading AVOD Service Scaled and Advanced CTV Platform below this line below this line Streaming Ecosystem with Massive Reach 040 111 163 Sports + 108 News 60 151 189 35 47 + 8 Leading Advertising and Subscription Monetization Engines 47 86 ~100M 1B+ Advertising ~300K 242 Monthly Active Monthly Tens of Millions of Roku - 99 Content Library Roku Exchange Ads Manager Users Streaming Hrs. 27 Billed Subscriptions rd 3 - Party Demand Partnerships 253 214 30 230M+ People Reached Monthly 1,350+ Hours of Weekly 125M People Reached Daily 4+ Hours Watched Per Day Est. U.S. Daily Reach Avg. Household Usage Source and Source and Local News Programming Footnotes Guideline Footnotes Guideline Sources: Nielsen, Comscore , Roku Management, FOX Management No logo No logo 5 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Strategic Rationale below this line below this line Place content Place content below this line below this line Leading Connected TV Platform 040 111 163 Expands Position in High Growth Verticals 108 60 151 Enhances Reach and Engagement 189 35 47 8 47 Accelerates Advertising Engine and Drives Cross Promotion Opportunities 86 242 99 27 Advances Business Mix Toward High Growth Verticals 253 214 30 Attractive Pro Forma Financial Attributes Source and Source and Footnotes Guideline Footnotes Guideline No logo No logo 6 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Leading Connected TV Platform below this line below this line Place content % Total U.S. Hours Spent Viewing CTV Content By O.S. Brand Place content below this line below this line As of Q4, 2025 44% 040 111 163 108 60 151 25% 189 35 47 8 14% 47 12% 86 242 5% 99 27 #1 100M+ 100% 253 1 CTV Platform Global Streaming Households Authenticated 214 30 (Presence in 50%+ U.S. First - Party Data Broadband Homes) Source and Source and Footnotes Guideline Footnotes Guideline Sources: Comscore , Public Filings, Roku Management Notes: 1. Ranked by number of streaming hours in U.S., Canada and Mexico as of December 2025 2. Includes Apple TV, Xumo and other operating system brands No logo No logo 7 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Roku’s Attractive Business Model below this line below this line Devices Platform Place content Place content below this line below this line 1st and 3rd Party Advertising Placement 040 111 Roku Players & 1 163 rd $2.5B The Roku Roku Home 3 Party $1.9B Accessories $5.0B Advertising Subscription 1 Channel Screen Apps 108 LTM Revenue 49% 39% 60 151 189 35 45+ TV OEM $0.6B 47 2 Devices Brands Globally 11% 8 47 Streaming Distribution 86 In- App LTM YoY Revenue Growth +17% 242 Owned & 99 Purchases of Tens of Millions 27 Operated 3 First Party Roku TVs Partner of Roku - Billed LTM Gross Margin +44% (i.e., Howdy, 253 Streaming Subscriptions 214 Frndly ) 30 Services Free Cash Flow by CY28 $1B+ Source and Source and Footnotes Guideline Footnotes Guideline Sources: Roku Management, Company Filings Note: 1. As of March 31, 2026 No logo No logo 8 below this line below this line No content left No content right of this line of this line Subscription Advertising

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Expands Position in High Growth Verticals below this line below this line Place content Place content below this line below this line Connected TV Advertising Streaming Subscriptions 2030 U.S. CTV Ad Spend, $B 2030 U.S. Streaming Subscription Spend, $B 040 111 163 108 60 151 189 35 47 8 ~$60B ~$85B 47 86 242 99 27 253 214 30 2025- 2030 CAGR: 8% 2025- 2030 CAGR: 12% Source and Source and Core Roku Verticals Footnotes Guideline Footnotes Guideline Sources: E- Marketer ( CTV Ad Spend), Wall Street Research (D2C Subscriptions) No logo No logo 9 below this line below this line No content left No content right of this line of this line Sources: Public filings, E - Marketer, Nielsen, Wall Street Research, Sports Business Journal Note: 1. Top 100 Most- Watched U.S. Telecasts of the Year, 2024 and 2025 Average

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Enhances Reach and Engagement below this line below this line 1 Place content Place content % Monthly TV Viewership in U.S., Nielsen Gauge (March 2026) below this line below this line 13.2% 040 111 163 10.5% 10.2% 108 60 151 8.2% 8.1% 3.0% 189 35 6.1% 6.1% 47 8 3.8% 47 86 7.2% 242 99 27 253 214 2 30 Source and Source and Source: Nielsen Gauge Footnotes Guideline Footnotes Guideline Notes: 1. Illustrative only; not an exhaustive list 2. NBCUniversal excludes Versant No logo No logo 10 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo Accelerates Advertising Engine and above this line Place Title Place Title Drives Cross Promotion Opportunities below this line below this line Place content Place content below this line below this line Engagement 040 111 163 108 60 151 189 35 47 $9B $6.5B $2.5B LTM Advertising 8 1 Revenue Premium Inventory 1st- Party Household 47 86 & Demand and Viewership Data 242 99 27 253 214 30 Targeting, Measurement, Personalization Source and Source and Sources: Roku Management, Public Filings Footnotes Guideline Note: Footnotes Guideline 1. As of March 31, 2026 No logo No logo 11 below this line below this line No content left No content right of this line of this line Sources:

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Advances Business Mix Toward High Growth Verticals below this line below this line Place content Place content Pro Forma Revenue Mix below this line below this line LTM March - 26 • Shifts mix towards fast - growing streaming and CTV 040 111 163 FOX (Ex - Tubi) 70% 108 60 • Enhances long - term revenue growth profile 151 189 35 47 $21B • Accelerates Adjusted EBITDA and free cash flow growth 8 47 86 242 99 • Well balanced across advertising and distribution 27 Tubi+Roku 30% 253 214 30 Source and Source and Footnotes Guideline Sources: Public Filings, FOX Management Footnotes Guideline No logo No logo 12 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Attractive Pro Forma Financial Attributes below this line below this line Place content Place content below this line below this line Enhances Long - Term Growth and Profitability 040 111 163 $400M of Cost Synergies with Additional Revenue Upside 108 60 151 189 35 47 Free Cash Flow Accretive within Two Years of Close 8 47 86 242 99 Strong Balance Sheet and Investment Grade Ratings 27 253 214 30 Continued Commitment to Returning Capital via Share Repurchases and Dividends Source and Source and Footnotes Guideline Footnotes Guideline No logo No logo 13 below this line below this line No content left No content right of this line of this line

Title placeholder should not run No content left No content right over the logo of this line of this line No logo above this line Place Title Place Title Transaction Sources and Uses below this line below this line Place content Place content 3 below this line below this line Transaction Details Sources & Uses at Close $B, Unless Otherwise Noted 1 • $160 per share acquisition price implies a ROKU equity value of $25B 040 and enterprise value of $22B 111 163 Sources 1 • ROKU shareholders to receive $96 in cash and 0.9693 FOX Class A 108 New Equity Issued to Roku 10.0 60 shares for each share of ROKU stock 151 New Transaction Debt 8.3 189 1 35• FOX to issue 152M Class A shares 47 Cash Available at Close 9.1 8 • FOX has commitment for $12B bridge financing Total Sources 27.4 47 86 2 • FOX expects pro forma net leverage to be 2.8x at close 242 Uses 99 27 • Closing subject to receipt of regulatory and shareholder approvals Purchase Equity 25.0 253 and other customary closing conditions 214 30 Minimum Cash & Other 2.4 • Transaction is expected to close in 1H CY2027 Total Uses 27.4 Source and Source and Footnotes Guideline Footnotes Guideline Sources: Public Filings, FOX Management th 1. Based on $96 per share in cash, exchange ratio of 0.9693 FOX Class A shares for each share of ROKU stock, and 10D VWAP of $66 .03 for FOX Class A shares as of June 10 , 2026 No logo No logo 14 2. Reflects LTM EBITDA post - SBC with 50% synergy credit at close below this line below this line th 3. Assumes a June 30 , 2027 transaction close No content left No content right of this line of this line